EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
$ in thousands except per share data	2016	2015	2016	2015
Earnings per common share
Net income	$(252)	$(156)	$156	$289
Less: Participated securities share of undistributed earnings	—	—	94	173
Net income available to common shareholders of Carver Bancorp, Inc.	$(252)	$(156)	$62	$116

Weighted average common shares outstanding	3,696,420	3,696,420	3,696,420	3,696,338
Effect of dilutive MRP shares	4,000	4,000	4,000	4,000
Weighted average common shares outstanding - diluted	3,700,420	3,700,420	3,700,420	3,700,338

Basic earnings per common share	$(0.07)	$(0.04)	$0.02	$0.03
Diluted earnings per common share	$(0.07)	$(0.04)	$0.02	$0.03